December 5, 2008

Securities And Exchange Commission
Division of Corporation Finance
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attention: Lyn Shenk, Branch Chief

RE:

Sunopta Inc.
Form 10-Q for the Period Ended September 30, 2008
File Number: 000-09989

This letter is the response of SunOpta Inc. (the "Company") to the Staff’s comments to the above referenced 10-Q, which comments were included in a letter from the Staff to the Company dated November 24, 2008. The Company has included each of the Staff’s comments in this letter and its corresponding response immediately thereafter.

Management’s Discussion and Analysis, page 29
Gross Margin Percentage

1.

Please specifically address consistently throughout MD&A the reasons that fully explain variances in consolidated and segment comparative gross margin percentages for the periods presented. Generally, you have not directly discussed the variances in these percentages, and it is not readily apparent from your existing disclosure how these percentages are relatively impacted by the items discussed as causes of variances in gross margins. As an example in regard to the fullness of your disclosure, it does not appear that the reason for the increase in the gross margin percentage of the Berry Operations on a comparative basis for each period has been fully addressed, with consideration of the inventory provision recorded in the prior year period.

In applicable future periodic filings, we will address the reasons for variances in consolidated and segment comparative gross margin percentages for the periods presented.

2.

Furthermore, it appears that consolidated and segment gross margin percentages in the current year period are generally lower than those of the comparative prior year period for each period presented. In this regard, please consider a discussion in an overview-type fashion that addresses this general condition.

In applicable future periodic filings, we will address, in an overview-type fashion, general conditions that are impacting our consolidated and segment gross margin percentages.

Corporate Cost Allocations

3.

We did not note disclosure in regard to the basis for corporate cost allocations to segments, as indicated in your response to comment number 3 of your letter dated October 2, 2008. Furthermore, you have not disclosed the reasons for comparative variances in such. Please ensure to address these issues in future filings, as it appears that corporate cost allocations materially affect the results of your segments

In applicable future filings, we will disclose the basis for corporate cost allocations to our segments and the reasons for comparative variances in such.

The Company understands you may have additional comments based on the above responses. Please address any questions or comments you may have about this letter and the registration statement to me at SunOpta Inc., 2838 Bovaird Drive West, Brampton, Ontario, Canada, L7A 0H2. Tel: (905) 455-1990, Fax: (905) 455-2529.

Very truly yours,

By:

/s/ John Dietrich
John Dietrich
Vice President and Chief Financial Officer

cc:

Doug Jones, Division of Corporation Finance
John D. Kauffman